15473 East Freeway (I-10 East), Channelview, TX  77530
Telephone:  281-862-2201         Facsimile:  281-862-2522

Eugene L. Butler
Chief Financial Officer

January 28, 2009

Mr. Donald F. Delaney
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington DC 20549-3720

Re:	Deep Down, Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed April 1, 2008 Response Letters Dated September 30, 2008 and October 7, 2008 File No. 000-30351

Dear Mr. Delaney:

On behalf of Deep Down, Inc. (“Deep Down”), please consider this letter our formal response to your letter dated December 3, 2008 regarding our above-identified Form 10-KSB/A for the fiscal year ended December 31, 2007 filed with the Commission on April 1, 2008.  We will address each of your comments in the order presented and, for your convenience we have placed your comments in italics before our response and included our amended Form 10-KSB disclosure(s) where applicable.

Form 10-K/A4 for the Fiscal Year Ended December 31, 2007

Description of Business, page 4

Corporate History, page 4

1.
We read your response to prior comment 1 with respect to your accounting for the acquisition of the equity interests of Strategic Offshore Services (“SOS”).  We understand that you considered the shares issued in connection with the Subsea acquisition of Strategic Offshore Services (“SOS”) to be compensation for presumed services performed, as SOS did not constitute a business as defined in EITF 98-3.  Please provide your full analysis pursuant to EITF 98-3 supporting your conclusion that SOS did not constitute a business.  Therefore, it appears that you have concluded that the acquisition of SOS was scoped out of SFAS 141.  If this is correct, please provide your complete analysis of paragraphs 9 through 12 of SFAS 141 which support this conclusion.  For example, paragraph 9 of SFAS 141 states that a business combination occurs when an entity acquires equity interests of one or more other entities and obtains control over that entity or entities.  As part of your response, please explain the underlying purpose of the transaction.

Response:
Please see additional discussion of the background and other transactions in our response to comment 3 below.

We performed an analysis of EITF 98-3 with respect to determining if SOS constituted a business as follows:

6. The Task Force reached a consensus that the guidance below should be used to evaluate whether a business has been received in a nonmonetary exchange transaction.

A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The elements necessary for a transferred set to continue to conduct normal operations will vary by industry and by the operating strategies of the transferred set. An evaluation of the necessary elements should consider:
Inputs:
a.	Long-lived assets, including intangible assets, or rights to the use of long-lived assets. SOS had no long-lived assets or rights to long-lived assets

b.	Intellectual property. SOS’s intellectual property only consisted of the management experience and capability of its principals.

c.	The ability to obtain access to necessary materials or rights. SOS did not have the ability to obtain access to necessary materials or rights.

d.	Employees. SOS had no employees beyond the two principals.

Processes:
e.
The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (i) strategic management processes, (ii) operational processes, and (iii) resource management processes.
SOS was set up to be a management company, with the capacity to provide management services by its principals, and as such, did not have the processes noted above.

Outputs:
f.	The ability to obtain access to the customers that purchase the outputs of the transferred set. SOS did not have access to other client base for its management services.

A transferred set of activities and assets fails the definition of a business if it excludes one or more of the above items such that it is not possible for the set to continue normal operations and sustain a revenue stream by providing its products and/or services to customers. However, if the excluded item or items are only minor (based on the degree of difficulty and the level of investment necessary to obtain access to or to acquire the missing item(s)), then the transferred set is capable of continuing normal operations and is a business. The assessment of whether excluded items are only minor should be made without regard to the attributes of the transferee and should consider such factors as the uniqueness or scarcity of the missing element, the time frame, the level of effort, and the cost required to obtain the missing element. If goodwill is present in a transferred set of activities and assets, it should be presumed that the excluded items are minor and that the transferred set is a business.

The assessment of whether a transferred set is a business should be made without regard to how the transferee intends to use the transferred set. In other words, it is not relevant to the evaluation of whether the transferred set is a business whether the transferee will actually operate the set on a stand-alone basis or intends to continue using the transferred set in the same manner as the transferor.

Conclusion: Based upon this analysis of EITF 98-3 we concluded that SOS did not constitute a business.

We also analyzed paragraphs 9 through 12 of SFAS 141 as follows:

9. For purposes of applying this Statement, a business combination occurs when an entity acquires net assets that constitute a business or acquires equity interests of one or more other entities and obtains control over that entity or entities.

Response: We determined that SOS did not constitute a business under EITF 98-3, as discussed above. Additionally, though SOS was an entity, the two principals of SOS were also principals of SubSea, thus SOS was an entity under common control of SubSea, so there was no change in control.

10. This Statement applies to combinations involving either incorporated or unincorporated entities. The provisions of this Statement apply equally to a business combination in which (a) one or more entities are merged or become subsidiaries, (b) one entity transfers net assets or its owners transfer their equity interests to another, or (c) all entities transfer net assets or the owners of those entities transfer their equity interests to a newly formed entity (some of which are referred to as roll-up or put-together transactions). All those transactions are business combinations regardless of whether the form of consideration given is cash, other assets, a business or a subsidiary of the entity, debt, common or preferred shares or other equity interests, or a combination of those forms and regardless of whether the former owners of one of the combining entities as a group retain or receive a majority of the voting rights of the combined entity. An exchange of a business for a business also is a business combination.

Response: Under provisions of paragraph 3(a) of EITF 02-5, “Definition of ‘Common Control’ in relation to FASB Statement 141”, this criterion does not apply since SOS was under common control of SubSea.  Additionally, there were no assets or operations transferred to SubSea.

11. The acquisition of some or all of the non-controlling interests in a subsidiary is not a business combination.

Response: This criterion does not apply since SOS was not a subsidiary of SubSea.

12. This Statement does not apply to combinations between not-for-profit organizations.

Response: This criterion does not apply since neither SubSea nor SOS was a not-for-profit organization.

Conclusion: Based upon this analysis of SFAS 141, paragraphs 9 to 12, we concluded that the acquisition of SOS by SubSea does not fall under these provisions.

Summary response:
The underlying purpose of the transaction was to compensate the two principal owners of SOS for participating in the Subsea endeavor and to increase their ownership position in SubSea.  Our determination of accounting treatment was based on the substantial evidential matter existing that SOS had no assets or operations that were being acquired, and therefore did not constitute a business under the rules contained in EITF 98-3.  SOS did not contribute any assets, either tangible or intangible, to Subsea. As such, we analogized to SFAS 123R and treated the fair market value of the instruments issued as compensation expense. Since there was no requisite service period, we determined the amount of the initial fair market value should be accounted for as immediate compensation expense.  Additionally, we reviewed General Interpretation No. 27, section 2 with regards to treatment of the excess of the fair value of the consideration given over the fair value of the assets acquired as a capital transaction; since there were no assets transferred by SOS to SubSea, we determined, in our judgment, that this Interpretation does not apply to this transaction.

Business Overview, page 5

2.
We read your response to prior comment 2 and your revised disclosure in your Amended Form 10-KSB and note you have concluded that you have one operating segment due to similarities in products and product lines for Deep Down and ElectroWave USA, Inc. Your response also indicates that the combined results are reviewed by management without reference to your chief operating decision maker ("CODM"). Please address the following comments with respect to your response:

•	Please identify your CODM and describe the information reviewed by your CODM in order to evaluate performance and make resource allocations.

Under paragraph 12 of SFAS 131, the term chief operating decision maker (“CODM”) identifies a function, not necessarily a manager with a specific title. Deep Down is a relatively small company, therefore resource allocation decisions and performance reviews are made jointly between three primary officers; the CEO, CFO and VP of Operations.  These individuals review the consolidated and discrete subsidiary operating results on a monthly, quarterly and annual basis. Thus, the combined senior management team functions as our CODM.

The CODM reviews the discrete subsidiaries’ financial results out of the accounting package, including results of operations, revenue trends, cash collections and accounts receivable agings, payable agings, and sales reports and forecasts. The CODM also reviews the consolidated results of operations and performs analytical review of trending within the current year and previous years, significant customer account activity, the cash requirements for payables, sales and receipts projections and various other financial data in order to allocate resources and assess performance.

•
Please clarify whether you have determined that you only had one operating segment as of December 31, 2007 pursuant to paragraph 10 of SFAS 131 or that you had multiple operating segments which you aggregated into one reporting segment pursuant to paragraph 17 of SFAS 131. Please provide a complete analysis of the applicable guidance which supports your conclusion.

We analyzed our business under provisions of SFAS 131, paragraph 10 as follows - an operating segment is a component of an enterprise:

a)	That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise);
Result: Each of our operating subsidiaries functions as a business with revenues and expenses, and each is a separate legal entity which is consolidated under one tax return and for external financial reporting purposes.

b)	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
Result: Each of our subsidiaries has an internal set of financials that is reviewed on a monthly, quarterly and annual basis in connection with the consolidated results by the CODM for the allocation of resources and to assess each subsidiary’s performance.

c)	for which discrete financial information is available.

Result: Each of our subsidiaries has an internal set of financials that is reviewed on a monthly, quarterly and annual basis by the CODM.

Conclusion:  Under provisions of SFAS 131, paragraph 10, we have three operating segments for the fiscal year ended December 31, 2007: Deep Down Delaware (“Delaware”), ElectroWave, and Mako.  In our previous responses dated September 30, 2008 and October 7, 2008, we erroneously stated that we had one operating segment; we should have stated that we had three operating segments under guidance of paragraph 10 of SFAS 131 that were aggregated into one reporting segment under guidance of paragraph 17 of SFAS 131.

We also analyzed our business under paragraph 17 of SFAS 131 to determine if any of our operating segments may be aggregated:

17. Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a)	The nature of the products and services
Result: We are primarily a service company and produce, install and support custom engineered products and deep water solutions for the offshore oil and gas industry.  All our subsidiaries are providing services to our customers in this manner.

b)	The nature of the production processes
Result: The production process for all our operating segments revolves around the expertise and experience of our personnel, and deploying such skilled personnel, along with equipment, to meet the customer’s specific project need as it pertains to subsea applications

•
Delaware engineers solutions to customer’s deep sea challenges, assembles the needed equipment, then installs on the customer site, or alternatively, rents the equipment to the customer and provides the personnel to operate the equipment. Delaware also provides personnel as project management, system integration testing and commissioning.

•	ElectroWave also engineers solutions to customer’s deep sea and monitoring needs, assembles computer equipment and installs the equipment on the customer’s site.
•	Mako serves the growing offshore petroleum and marine industries with technical support services and products, including equipment rentals.

c)	The type or class of customer for their products and services.

Result: All our subsidiaries serve customers in the deep water segment of the offshore oil business.  Many of the customers cross over between various subsidiaries for their different products. Our principal customers are major integrated oil and gas companies, large independent oil and gas companies, foreign national oil and gas companies, subsea equipment manufacturers and subsea equipment installation contractors involved in offshore exploration, development and production.  Offshore drilling contractors, engineering and construction companies, the military and other companies involved in maritime operations represent a smaller customer base.

d)	The methods used to distribute their products or provide their services
Result: We custom-design solutions to met each of our customer’s specifications. Solutions are designed by in-house staff and engineers and support personnel, and deployed on the customer’s remote on- or off-shore locations.  Most often, Deep Down personnel travel with the equipment and provide the installation services, or are deployed without equipment as noted above.

e)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.
Result: All our segments are in similar regulatory environments.

Conclusion: We determined that the operating segments of Delaware, ElectroWave and Mako may be aggregated into a single reporting segment because aggregation is consistent with the objective and basic principles of paragraph 17 of SFAS 131. While the operating segments have different product lines, they are very similar with regards to the five criteria for aggregation. They are all service-based operations revolving around our personnel’s expertise in the deep water industry, and any equipment is produced to a customer specified design and engineered using Deep Down personnel’s expertise, with installation as part of our service revenue to the customer. Additionally, the segments’ economic characteristics were similar with regard to their gross margin percentages for the fiscal year ended December 31, 2007.

•
Your response states that you are currently reviewing all operations related to segment reporting and plan to begin reporting operating segments by the end of the 2008 fiscal year. Please clarify why your assessment of operating segments has changed in fiscal year 2008 as compared to fiscal year 2007. Explain the operating segments that you plan to report as individual segments at the end of fiscal year 2008.

Response: We are a relatively young company that continues to grow both internally and through acquisition. As we integrate acquisitions, our reporting structure and operations are subject to growth and change and we will continually evaluate whether we have separate reportable segments as our business grows and evolves.

We completed the acquisition of Flotation in May 2008, which caused us to evaluate our reporting and operating segments and our overall business structure. Through this analysis, we have determined that Flotation meets the criteria of an operating segment under paragraph 10 of SFAS 131 since it is an operating entity with revenues and expenses, and is a legal entity which will be consolidated with our other subsidiaries for tax and financial reporting purposes, and it does have discrete financial information.  The addition of Flotation in the fiscal year ended December 31, 2008 brings our total operating segments to four under SFAS 131, paragraph 10.

Additionally, under SFAS 131, paragraph 17, Flotation provides the same types of service to customers as the other operating segments. Although Flotation’s product line focuses on buoyancy support, Flotation has similar production processes to customer specifications, has similar customers in the deep water segment of the offshore oil business and similar distribution methods to the customers, and finally, a similar regulatory environment to our other operating segments.  Deep Down has added another product line via Flotation to help meet its customers’ need for service solutions for their deep sea challenges. Upon this further analysis, we will continue to aggregate all our operating segments into one reportable segment for fiscal 2008.

•
Please revise the disclosure in the notes to your financial statements to include the disclosure required by paragraph 26(a) of SFAS 131. Providing such disclosure in Item 1 of your filing does not meet your disclosure requirements pursuant to SFAS 131.

Response: In order to comply with paragraph 26(a), we will amend our 2007 Form 10-KSB for the year ended December 31, 2007, to include the following disclosure in Note 1 to the financial statements, and also change the disclosure in Item 1.  Description of Business.  Additionally, we will also include the disclosure requirements pursuant to SFAS 131 in our 2008 Form 10-K.The amended disclosure will include the following:

Segments

For the fiscal year ended December 31, 2007, the operations of Deep Down’s subsidiaries have been aggregated into a single reporting segment under the provisions of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). We determined that the operating segments of Delaware, ElectroWave and Mako may be aggregated into a single reporting segment because aggregation is consistent with the objective and basic principles of paragraph 17 of SFAS 131. While the operating segments have different product lines, they are very similar with regards to the five criteria for aggregation. They are all service-based operations revolving around our personnel’s expertise in the deep water industry, and any equipment is produced to a customer specified design and engineered using Deep Down personnel’s expertise, with installation as part of our service revenue to the customer. Additionally, the segments have similar customers and distribution methods, and their economic characteristics were similar with regard to their gross margin percentages for the fiscal year ended December 31, 2007.

Financial Statements, page F-l
General

3.
We read your response to prior comment 7, and note that you evaluated the criteria described in paragraphs 15 through 19 of SFAS 141, in your accounting for three separate acquisitions: Deep Down, SOS and Mediquip. Your conclusion appears to be based on the resultant cumulative analysis of all three acquisitions. However, it is not clear why you have included the business combination with Mediquip as part of your analysis as this transaction occurred subsequent to the combination of Subsea, Deep Down and SOS. Therefore, please provide your analysis which supports your conclusion that Subsea was the accounting acquirer of the business combination with Deep Down and SOS. In particular clarify how you evaluated paragraphs 18 and 19 of SFAS 141 in light of the fact that you state Subsea was specifically formed as an acquisition company and had no assets or operations prior to its acquisition of Deep Down. In addition, tell us how you considered whether this transaction was a recapitalization of Subsea's capital structure.

Response:

Background: SubSea Acquisition Corporation (“SubSea”) was incorporated in Texas on June 29, 2006 by three principals to acquire companies in the oil and gas services industry. SubSea was not formed in contemplation of any specific transaction. Five months into SubSea’s operating history, on November 21, 2006, SubSea entered into two transactions:

1.
The first transaction in form, was to acquire a nonoperational entity, Strategic Offshore Services Corp. (“SOS”). The substance of this transaction compensated the two principals of SOS with shares of Series F Redeemable Convertible Preferred Stock and Series G Redeemable Exchangeable Preferred Stock in return for their intellectual property in SOS.   Since the two principals of SOS were also principals of SubSea, SOS was considered an entity under common control of SubSea.  This transaction is further discussed in comment 1 of this response letter.

2.
The second transaction was accounted for under provisions of SFAS 141 to acquire Deep Down Inc., an operational entity, in exchange for Series D Redeemable Convertible Preferred Stock and Series E Redeemable Exchangeable Preferred Stock.

3.	The third transaction was to acquire a public non-operating shell “Mediquip” which was accounted for as a recapitalization.

Subsequently, SubSea (parent) and Deep Down, Inc. (subsidiary) did a parent-subsidiary merger with the parent assuming the name Deep Down, Inc. Then on December 14, 2006, Deep Down, Inc. completed a reverse merger with a public shell company, MediQuip.

Transaction analysis:

Transaction 2. SubSea acquires control of Deep Down, Inc.
Facts: On November 21, 2006, SubSea issues 5,000 SubSea Series D Redeemable Convertible Preferred stock and 5,000 shares of Series E Exchangeable preferred stock for 100% of the outstanding common shares of Deep Down, Inc.

Determining the Accounting Acquirer - we reviewed paragraphs 15 to 19 of SFAS 141 as follows:
15. Application of the purchase method requires the identification of the acquiring entity.

Response: This was our purpose in reviewing paragraphs 16 to 19 of SFAS 141.

16. In a business combination effected solely through the distribution of cash or other assets or by incurring liabilities, the entity that distributes cash or other assets or incurs liabilities is generally the acquiring entity.
Response: This criterion does not apply as equity instruments were issued in the transaction being analyzed.

17. In a business combination effected through an exchange of equity interests, the entity that issues the equity interests is generally the acquiring entity. In some business combinations (commonly referred to as reverse acquisitions), however, the acquired entity issues the equity interests. Commonly, the acquiring entity is the larger entity. However, the facts and circumstances surrounding a business combination sometimes indicate that a smaller entity acquires a larger one. In some business combinations, the combined entity assumes the name of the acquired entity. Thus, in identifying the acquiring entity in a combination effected through an exchange of equity interests, all pertinent facts and circumstances shall be considered, in particular:

a) The relative voting rights in the combined entity after the combination — all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

Response: The entity whose owners as a group received a majority of the voting rights was SubSea. Per the analysis of the stock ownership of the common shares outstanding assuming full conversion of the Preferred Stock issued in connection with the transactions of SubSea and SOS. The original shareholders of Deep Down, Inc. were Ron Smith and Mary Budrunas, a married couple who originally owned 70% of Deep Down.
•
Immediately subsequent to the SubSea acquisition, but before Mediquip’s reverse merger, the Deep Down original shareholders owned 45% of the voting control of the entity, while SubSea owners held 50% of the entity.

b) The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest — all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

Response: This paragraph is not applicable as SubSea is viewed as having majority voting rights.

c) The composition of the governing body of the combined entity — all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.
Response: Three of the four board members, including Chairman of the Board are SubSea original owners:
• Robert Chamberlain is Chairman of the Board (original Subsea);
• John Siedhoff - Director (not formerly a director of Deep Down pre-acquisition.) (original Subsea);
• Bo Ritz – Director (original SubSea) *
• Ron Smith – Director
*subsequently resigned from the Board in March, 2007, still leaving 2 of 3 original SubSea members

d) The composition of the senior management of the combined entity — all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.
Response: Of the three senior management positions in the combined entity, two were SubSea owners:
Chairman of the Board – Robert Chamberlain (SubSea)
CFO – John Siedhoff (SubSea)
CEO – Ron Smith (continuing from Deep Down)

e) The terms of the exchange of equity securities — all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.9
9 This criterion shall apply only if the equity securities exchanged in a business combination are traded in a public market on either (a) a stock exchange (domestic for foreign) or (b) in an over-the-counter market (including securities quoted only locally or regionally).
Response: This criterion is not applicable as Deep Down was not publicly traded.

18. Some business combinations involve more than two entities. In identifying the acquiring entity in those cases, consideration also shall be given to which combining entity initiated the combination and whether the assets, revenues, and earnings of one of the combining entities significantly exceed those of the others.
Response: This criterion is not applicable as there was only one entity involved in each transaction and all the transactions were evaluated separately.

Conclusion – under the provisions of paragraphs 15 to 19 of SFAS 141, specifically paragraph 17, items a, c and d, SubSea is the accounting acquirer.

Additionally, we evaluated SFAS 141 paragraphs 9 and 19 to determine that purchase accounting is appropriate under FAS 141 as follows:

9. For purposes of applying this Statement, a business combination occurs when an entity3 acquires net assets that constitute a business4 or acquires equity interests of one or more other entities and obtains control5 over that entity or entities.

Response: Under paragraph 9, it is the acquiree, not the acquirer that must constitute a business.  Deep Down Inc. clearly constitutes a business.  Footnote 3 of SFAS 141 paragraph 9 clarifies an acquiring entity as:

3 This Statement applies to a business enterprise, a new entity formed to complete a business combination, or a mutual enterprise, each of which is referred to herein as an entity. That term can refer to any of the various forms in which the participants in a business combination may exist. However, a new entity formed to complete a business combination would not necessarily be the acquiring entity (refer to paragraph 19).

19. If a new entity is formed to issue equity interests to effect a business combination, one of the existing combining entities shall be determined to be the acquiring entity on the basis of the evidence available. The guidance in paragraphs 16–18 shall be used in making that determination.

Response: Under Footnote 3, Subsea meets the definition of an entity to which purchase accounting may apply.  We do not believe that paragraph 19 applies to this transaction given that Subsea was formed several months prior to, and not in contemplation of, this business acquisition.  The Companies were subsequently merged down into one entity for purposes of facilitating an eventual reverse merger with a public shell, but we contend that such transactions should not be viewed as one transaction but rather as separate and distinct transactions.

Conclusion: Under SFAS 141, paragraphs 9, purchase accounting is an appropriate accounting treatment for the acquisition of Deep Down, Inc. We do not feel that paragraph 19 applies to this transaction.

Summary Response regarding acquisition of Deep Down, Inc. by SubSea:
Based on our application of SFAS 141, paragraph 17, items a, c and d specifically, SubSea was deemed to be the accounting acquirer; and under paragraph 9, purchase accounting was deemed to be appropriate. All the transactions were evaluated individually, and thus paragraphs 18 and 19 do not apply to these events. This transaction was not a recapitalization of Deep Down because the transaction did not result in the owners and management of Deep Down having actual or effective operating control of the combined company after the transaction which is generally the case in a recapitalization.  Our analysis of paragraph 17 items a, c and d determined that each of these criteria were met substantially by SubSea personnel.

Transaction 3 analysis:
Reverse merger with MediQuip
Facts: On December 14, 2006 Deep Down exchanged all 9,999,999 shares of Deep Down common stock and all 14,000 shares of Deep Down preferred stock for 75,000,000 shares of common stock and 14,000 shares of preferred stock of MediQuip. The preferred shares of MediQuip have the same designations as Deep Down's preferred stock. As a result of the acquisition, the shareholders of Deep Down own a majority of the voting stock of MediQuip, which changed its name to Deep Down, Inc. The merger has been accounted for as a reverse merger whereby Deep Down is the accounting acquirer resulting in a recapitalization of Deep Down's equity and carry over historical cost basis (subsequent to the purchase accounting) for all asset and liabilities.

Accounting Research Manager
   SEC Practice\08. SEC Staff Views
      Current Issues and Rulemaking Projects - Official Text
         Guidance about Accounting Rules
            Reverse Acquisitions - Accounting Issues

The merger of a private operating company into a non-operating public shell corporation with nominal net assets typically results in the owners and management of the private company having actual or effective operating control of the combined company after the transaction, with shareholders of the former public shell continuing only as passive investors. These transactions are considered by the staff to be capital transactions in substance, rather than business combinations. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except that no goodwill or other intangible should be recorded.

Conclusion: The reverse merger with MediQuip was a recapitalization of Deep Down’s equity structure under the guidance in Accounting Research Manager SEC Practice current issues regarding Reverse Acquisitions.  After the reverse merger, the shareholders of the former public shell retained approximately 6% of the total equity, and continued only as passive investors. The original Deep Down shareholders held 20% of the entity and the SubSea owners held 73%.

4.
We read your response to prior comment 8, indicating that you furnished the predecessor financial statements in previous Form 8-K filings, associated with your acquisition of Deep Down, Inc. However, your furnishing of such financial statements, using Form 8-K, was to comply with the requirements of Items 2.01 and 9.01 of Form 8-K, not Item 31O(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760), which pertains to the subsequent and continuing periodic filing requirements for registrants. As a result, your response does not sufficiently address our prior comment regarding identifying the predecessor entity and the need to include audited predecessor financial statements for all periods required under Item 31O(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760) in your periodic reports. Accordingly, we reissue prior comment 8.

Response:

Per Rule 405 of Regulation C, the definition of a predecessor is a person the major portion of the business and assets of which another person acquired in a single succession, or in a series of related successions in each of which the acquiring person acquired the major portion of the business and assets of the acquired person.

We have determined that based on the requirements of Item 310(a) of Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760), which pertains to the subsequent and continuing periodic filing requirements for registrants, the predecessor company is Deep Down, Inc. which was acquired by SubSea on November 21, 2006. (Please see our response to comment 3. above regarding our determination of the accounting acquirer). In our 10-KSB for the year ended December 31, 2007, we inappropriately excluded the following predecessor statements and designation of successor statements for the period January 1, 2006 to November 20, 2006 for Deep Down, Inc.: Statement of Operations, Statement of Cash Flows and Statement of Stockholders’ Equity.

We have included for your review the Statement of Operations as it would have been presented in our 2007 10-KSB/A to satisfy the requirements contained in Regulation S-B (Rule 8-02 of Regulation S-X, subsequent to adopting guidance in Release 33-8760) for Item 7. Financial Statements. We are still working to complete the predecessor Statement of Cash Flows and Statement of Stockholders’ Equity along with the additional disclosure items and footnotes that would be necessary to explain the predecessor statements and to appropriately disclose the predecessor operating results for Deep Down, Inc. Our completion of the Statements of Cash Flow and Statements of Stockholders’ Equity is delayed due to the complexity and number of transactions that occurred during the twelve months ended December 31, 2006, as discussed in our responses to the other comments in this response.  Also, additional audit procedures would be required for the statements as these statements were never issued previously.

We request a waiver for your consideration from the requirement to amend the financial statement presentation in our 10-KSB for the year ended December 31, 2007 due to the age of the predecessor statements and due to the extent of subsequent data that has been presented to the investors. We have timely filed our Forms 10-Q for fiscal 2008, which present company information through September 30, 2008, and filed S-1/A registration statements which present data through June 30, 2008; all of our filings during 2008 also present the pro forma financial information to include our recent acquisitions, Mako Technologies, Inc. and Flotation Technologies, Inc.

Deep Down, Inc.
Statements of Operations

	Successor	Successor	Predecessor
	Company	Company	Company
			For the 323-Day
		Period since inception,	Period from
	Year Ended	June 29, 2006 to	January 1, 2006
	December 31, 2007	December 31, 2006 (1)	to November 20, 2006

Revenues
Contract revenue	$15,652,848	$978,047	$7,843,102
Rental revenue	3,736,882	-	-
Total revenues	$19,389,730	$978,047	$7,843,102

Cost of sales	13,020,369	565,700	4,589,699
Gross profit	6,369,361	412,347	3,253,403

Operating expenses:
Selling, general & administrative	4,284,553	3,600,627	2,109,697
Depreciation	426,964	27,161	139,307
Total operating expenses	4,711,517	3,627,788	2,249,004

Operating income (loss)	1,657,844	(3,215,441)	1,004,399

Other income (expense):
Gain on debt extinguishment	2,000,000	-	-
Interest income	94,487	-	-
Interest expense	(2,430,149)	(62,126)	(141,130)
Total other income (expense)	(335,662)	(62,126)	(141,130)

Income (loss) from continuing operations	1,322,182	(3,277,567)	863,269
Income tax provision	(369,673)	(22,250)	-
Net income (loss)	$952,509	$(3,299,817)	$863,269

Basic earnings (loss) per share	$0.01	$(0.04)	$863.27
Weighted average common shares outstanding	73,917,190	76,701,659	1,000

Diluted earnings (loss) per share	$0.01	$(0.04)	$863.27
Weighted average common shares outstanding	104,349,455	76,701,569	1,000

(1)
Consistent with the provisions of SFAS 141 "Business Combinations", this column contains the operating results of SubSea Acquisition Corporation ("SubSea") since its inception on June 29, 2006, plus the operating results of Deep Down, Inc. from November 21, 2006, its acquisition date by SubSea. SubSea (parent) and Deep Down, Inc. (subsidiary) subsequently completed a parent-subsidiary merger, with its parent assuming the name Deep Down, Inc.

See accompanying notes to financial statements.

Note 3 -Business Combinations, page F-13

5.
We have read your response to prior comment number 15 and would like further clarification regarding your accounting for the borrowing and initial acquisition payment with regard to the Mako Technologies acquisition. Please further clarify why you believe it is appropriate to reflect the borrowing of the funds for the initial acquisition payment and the conveyance of the initial acquisition payment in fiscal year 2007 as the transactions did not actually occur until fiscal year 2008. In this respect, please clarify why you believe that the conditions existed as to record these transactions of December 31, 2007 when you didn't actually have the cash from the lender as of that date.

Response:
There were several issues we considered with regard to the Mako purchase and the proper dating of events as listed below. Our conclusion was based on our intent to refinance the short-term obligation that would have existed if we had not accounted for the transaction as a long-term obligation. We believe our conclusion is supported by FAS 6, paragraph 11b, due to the Prospect financing agreement that existed as of the balance sheet date, clearly permitting us to refinance the short-term obligation on a long-term basis. These terms were readily determinable and were executed before the balance sheet was issued. Additionally, we analyzed the provisions of AU Section 560 with regard to presentation of subsequent events as of the balance sheet date and determined it was appropriate to present the Prospect funding as long-term debt and the initial payment to Mako shareholders as of the December 31, 2007 balance sheet date.

For purposes of this response to comment 5, we will include the discussions of (A) Effective date of purchase and (B) Funding by Prospect Capital to affect the purchase, including the timing of actual funding versus the presentation in the financial statements.

A.	Effective date of purchase

Deep Down, Inc. and Mako Technologies, Inc. signed the original purchase agreement on December 17 and 18, 2007 with an agreed upon effective date for change of control of December 1, 2007.  Closing date of the transaction occurred with the Prospect Capital funding on January 4, 2008.  Final tax returns were filed by Mako through November 30, 2008.

We used the guidance of paragraph 48 of FAS No. 141 to determine the date of acquisition as December 1, 2007 as this was the date we took effective control of Mako, which is also supported by the written purchase agreement, filed as Exhibit 2.1 in our 2007 Form 10-KSB, filed April 1, 2008 with the Commission. Per paragraph 48, the designated date should ordinarily be the acquisition date for accounting purposes if a written agreement provides that effective control of the acquired entity is transferred to the acquiring entity on that date without restrictions except those required to protect the shareholders or other owners of the acquired entity; and that the parties may designate the end of an accounting period between the dates a business combination is initiated and consummated.

Conclusion: December 1, 2007 is the effective date of the Mako acquisition.

A.	Funding by Prospect Capital to effect the purchase and the appropriate balance sheet presentation

With respect to the Prospect funding; on December 21, 2007 we signed the amendment to the Credit Agreement for an additional $6.5 million with similar conditions as the $6.5 million facility entered into in August 2007. The cash funding by Prospect originally occurred prior to December 31, 2007. At the request of the Prospect attorneys, we sent the money back to Prospect prior to December 31, 2007 because of a contract technicality. On January 4, 2008, Prospect released the funds back to us, and we paid the Mako shareholders the first tranche of the acquisition price in cash and common stock. As such, a receivable from Prospect was recorded as of December 31, 2007 representing the difference between the net loan proceeds and the cash amount paid to Mako shareholders.

With respect to the determination of the presentation on the balance sheet at December 31, 2007 we considered several presentations under accounting rules and their impact. The intention of both the seller and buyer, as evidenced by the written agreement of the parties was to close the acquisition in the month of December 2007; yet the actual closing fell after the balance sheet date due solely to the lender’s delay.  Deep Down had taken effective control of Mako as of December 1, 2007. The accounting choices were (a) move the effective date to January 1 (which was in opposition of the written agreement between the parties and effective control by Deep Down, but consistent with closing); (b) show the effective date and purchase effective December 1 with a large “short term” payable to shareholders for the transaction (consistent with the closing and effective control, but inconsistent with the substance of the transaction and written agreement between the parties or (c) the way it was presented with the accounting basis of the company’s ability to demonstrate it had the capacity and intent to refinance  short term obligation into a long term obligation, which is the true substance of the transaction.

With regard to analyzing the subsequent event of Prospect receipt of funds, we considered the following provisions of paragraph .03 and .04 in AU Section 560:

.03 The first type consists of those events that provide additional evidence with respect to conditions that existed at the date of the balance sheet and affect the estimates inherent in the process of preparing financial statements. All information that becomes available prior to the issuance of the financial statements should be used by management in its evaluation of the conditions on which the estimates were based. The financial statements should be adjusted for any changes in estimates resulting from the use of such evidence.

.04 Identifying events that require adjustment of the financial statements under the criteria stated above calls for the exercise of judgment and knowledge of the facts and circumstances.

.07 Subsequent events affecting the realization of assets such as receivables and inventories or the settlement of estimated liabilities ordinarily will require adjustment of the financial statements (see paragraph .03) because such events typically represent the culmination of conditions that existed over a relatively long period of time. Subsequent events such as changes in the quoted market prices of securities ordinarily should not result in adjustment of the financial statements (see paragraph .05) because such changes typically reflect a concurrent evaluation of new conditions.

For treatment and presentation, we also considered guidance in FAS 6 paragraphs 10 (“the enterprise intends to refinance the obligation on a long-term basis”) and 11 on the “intention of the company and parties to have a short term obligation re-financed into a long term obligation on their Balance Sheet.” In our judgment, had we not reflected the transaction as we did effective December 31, 2007, the financial statements would have improperly reflected a short term obligation, when the true substance of the transaction was for a long term financing.

11. The enterprise's intent to refinance the short-term obligation on a long-term basis is supported by an ability to consummate the refinancing demonstrated in either of the following ways:

a) Post-balance-sheet-date issuance of a long-term obligation or equity securities. After the date of an enterprise's balance sheet but before that balance sheet is issued, a long-term obligation or equity securities have been issued for the purpose of refinancing the short-term obligation on a long-term basis.
Result: long term financing was in place as of the balance sheet date.

b) Financing agreement. Before the balance sheet is issued, the enterprise has entered into a financing agreement that clearly permits the enterprise to refinance the short-term obligation on a long-term basis on terms that are readily determinable, and all of the following conditions are met:

(i) The agreement does not expire within one year (or operating cycle--see paragraph 2) from the date of the enterprise's balance sheet and during that period the agreement is not cancelable by the lender or the prospective lender or investor (and obligations incurred under the agreement are not callable during that period) except for violation of a provision3 with which compliance is objectively determinable or measurable.4
Result: The Prospect financing had been entered into prior to the balance sheet date and had a term of 4 years.  We believe this criterion is met.

(ii) No violation of any provision in the financing agreement exists at the balance-sheet date and no available information indicates that a violation has occurred thereafter but prior to the issuance of the balance sheet, or, if one exists at the balance-sheet date or has occurred thereafter, a waiver has been obtained.

Result:  Deep Down was in compliance with all provisions and loan covenants as of the balance sheet date and there were no violations, subsequent to the balance sheet date, but before the report was issued.

(iii) The lender or the prospective lender or investor with which the enterprise has entered into the financing agreement is expected to be financially capable of honoring the agreement.
Result:  Prospect was financially capable as evidenced by their initial transmission of funds in December 2007, and then again in January 2008 as the final funding.

Conclusion: Deep Down and Mako intended for the purchase to be effective December 1, and Deep Down had arranged for long term financing to facilitate the purchase, as evidenced by the initial receipt of the funds in December 2007. The funds were sent back due only to a technicality on the part of the lender, and no fault of Deep Down. Since the funding was received and payment issued to the Mako shareholders shortly after the balance sheet date and prior to issuance of the financial statements, Deep Down felt that the most appropriate accounting presentation was to reflect the substance of the transaction that existed at the balance sheet date.  We followed the principles of paragraph .04 of AU 560, which indicates that judgment and knowledge of the facts is key to the determination of the true existence of an event as of the balance sheet date, and the principles of paragraph .03 of AU 560 which indicated that a subsequent event existed as of the balance sheet date that should cause the financials to be adjusted.

Additionally, in our opinion, we feel that we properly reflected the cash received from Prospect and corresponding liabilities settled to Mako shareholders subsequent to the balance sheet date as recommended by paragraph .07 of AU 560, since the conditions existed at the balance sheet date, and were not outstanding for a relatively long period of time. We analogized to FAS 6 to present the obligation to Prospect as a long term obligation as of the balance sheet date, which we feel reflects the substance of the transaction.

I can be reached at (281) 862-2201 if you have any questions or would like to discuss further.

Kind Regards,

/s/ EUGENE L. BUTLER Eugene L. Butler Chief Financial Officer

cc:  Ronald E. Smith
       Robert L. Sonfield, Jr.